UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F      ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Convocation of Ordinary General Meeting of Shareholders of Medirom Healthcare Technologies Inc. for Fiscal Year 2022; Proxy Materials

In accordance with the rules and regulations of the Japanese Companies Act, MEDIROM Healthcare Technologies Inc. (the “Company”) has sent a notice and accompanying information (the “Notice”), including proxy card and voting instructions, to all holders of its common shares and American Depositary Shares representing such common shares, with respect to its 23rd Ordinary General Meeting of Shareholders to be held in Tokyo, Japan on March 31, 2023.

Copies of the Notice and accompanying proxy card and voting instructions are being furnished as Exhibits 99.1 and 99.2 to this report on Form 6-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of the 23rd Ordinary General Meeting of Shareholders to be held on March 31, 2023
99.2	Proxy card and voting instructions in connection with the 23rd Ordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer

Date: March 16, 2023